May 23, 2024

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Energea Portfolio 2 LLC
Amendment No. 4 to Offering Statement on Form 1-A
Filed May 6, 2024
File No. 024-12347

To Whom It May Concern:

This letter is submitted on behalf of Energea Portfolio 2 LLC (the "Company") in response to a comment letter from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") dated May 15, 2024 (the "Comment Letter") with respect to the Company's amended Offering Statement on Form 1-A filed with the Commission on May 6, 2024 (the "Offering Statement").

For your convenience, the Staff's comments have been reproduced in bold italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement. This letter should be read in conjunction with the amended Offering Statement on Form 1-A/A that will be filed (the "Amendment"), and the amendment on Form 1-K/A to the Company's Annual Report on Form 1-K for the year ended December 31, 2023 which will be filed (the "1-K Amendment").

Amendment No. 4 to Offering Statement on Form 1-A

Operating Results for Fiscal Years ended December 31, 2023 and 2022, page 34

1.     Please correct the Liabilities of $6,450,770 and Equity owned by the Investors of $10,265,449 as of December 31, 2023 to reflect the amounts detailed in the Balance Sheet on page F-2 of $6,472,886 and $10,243,333, respectively.

In response to the Staff's comment, the Amendment updates the Offering Statement to include the corrected amounts.

2.     Expand your discussion of operating results to provide the disclosure required by Item 9(a) of Form 1-A. In this regard, we note significant changes to revenues and various operating expenses. Additionally, address the Gain on sale of property and equipment, Loss on liquidation of subsidiary, Interest expense and Net miscellaneous income (expense).

In response to the Staff's comment, the Amendment updates the Offering Statement to expand the disclosures.

Index to Financial Statements, page 53

3.     We note the disclosure on page 3 under "Company Operations and Other Matters" that cash flow from projects can be generated from payments from land leases. Please tell us if there are such cash flows and, if so, where they are located in the financial statements. In this regard, there is no mention of land lease revenues on page 17 or in the revenue recognition policy on page F-7.

In response to the Staff's comment, the Amendment updates the Offering Statement to specify on page 17 that there are currently no land lease agreements. This change was also made on page F-7 of the 1-K Amendment.

4.     In the Statements of Cash Flows on page F-5, the Loss on liquidation of a subsidiary of $45,252 in Cash flows from operating activities should be a positive number, which reduces the net loss for 2023. Please revise.

In response to the Staff's comment, the 1-K Amendment corrects the statement of cash flows to state this amount as a positive number.

5.     In Note 4 - Line of Credit note payable on page F-10, we note that the Company can defer up to 50% of each quarterly interest installment, provided that such deferred interest is treated as principal and repaid in accordance with the credit agreement. Please disclose how much interest the Company deferred that was added to principal for each period.

In response to the Staff's comment, the 1-K Amendment will clarify that as of December 31, 2023, and 2022 the Company has not deferred any interest installments or added them to the principal.

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If you have any questions or would like further information concerning our responses to the Comment Letter, please do not hesitate to contact me at 860-316-7466 or Kathy Koser at 860-575-5440.

Best,

/s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Co-Founder and Managing Partner of Energea Global LLC

May 23, 2024